

December 21, 2011

Ms. Heather L. Turner
BRL Law Group LLC
425 Boylston Street, 3rd Floor
Boston, MA 02116

Re: **Brainstorm Cell Therapeutics, Inc.**
     File No. 333-61610

Dear. Ms. Turner:

   In your letter dated November 9, 2011, which you provided on behalf of Brainstorm Cell Therapeutics Inc.'s management in response to staff comment on Brainstorm Cell Therapeutics Inc.'s Form 10-K for the year ended December 31, 2010 filed on March 31, 2011, and as clarified by Ms. Liat Sossover, Chief Financial Officer, on December 20, 2011, you requested that the staff not object if Brainstorm Cell Therapeutics:

   a) labels as unaudited amounts for periods from Brainstorm Cell Therapeutics Inc.'s inception (September 22, 2000) to March 31, 2004 presented in Brainstorm Cell Therapeutics Inc.'s statement of changes in stockholders' equity/(deficiency);

   b) includes a footnote to the cumulative column presented on the statement of operations that indicates that Brainstorm's net loss of $163,000 for the period from inception (September 22, 2000) through March 31, 2004, which is classified as discontinued operations, is unaudited; and

   c) includes a footnote to the cumulative column presented on the statement of cash flows that quantifies the amount of operating, investing and financing cash flows for the period from inception (September 22, 2000) through March 31, 2004, which are classified as cash flows from discontinued operations, indicating such amounts are unaudited.

   Based on the unique facts and circumstances described in your response, we will not object to your request provided that you amend your Form 10-K for the year ended December 31, 2010 to comply fully with Rule 2-05 of Regulation S-X. To this end, neither the report of your current auditor nor your prior auditor should reference the work of another auditor unless the report of the other auditor is included in your filing. To this end, it appears that you will need to request a new report from your current auditor that omits the reference to the work of auditors whose reports, under your proposal above, will not be included in Brainstorm Cell Therapeutics Inc.'s filings.

     The position described above is based solely on the information included in your letter, the clarification provided by Ms. Liat Sossover, and Brainstorm Cell Therapeutics management's assertion that the cumulative statement of operations and cash flow amounts from inception (September 22, 2000) to March 31, 2004 are not material. New or different facts could warrant a different conclusion. If you have any question about this letter, please call me at 202.551.3516.

          Sincerely,

          Todd E. Hardiman
          Associate Chief Accountant